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                              January 13, 2021

       Robert Tichio
       Chief Executive Officer
       Decarbonization Plus Acquisition Corp II
       2744 Sand Hill Road
       Menlo Park, CA 94025

                                                        Re: Decarbonization
Plus Acquisition Corp II
                                                            Draft Registration
Statement on Form S-1
                                                            Filed December 17,
2020
                                                            CIK No. 0001836154

       Dear Mr. Tichio :

                                                        We have reviewed your
draft registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.



       Form S-1 filed January 8, 2021

       Conflicts of Interest, page 103

   1.                                                   Please include
disclosure that identifies each of the entities to which each of your executive officers and
directors currently have fiduciary duties or contractual obligations, the nature of each
entity's business and of the individual's relationship to it. Consider placing this disclosure
in a chart or table if there are several relationships to describe.
 Robert Tichio
Decarbonization Plus Acquisition Corp II
January 13, 2021
Page 2

        You may contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-3429
if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or James Lopez at 202-551-3536 with any other questions.



FirstName LastNameRobert Tichio                       Sincerely,
Comapany NameDecarbonization Plus Acquisition Corp II
                                                      Division of Corporation
Finance
January 13, 2021 Page 2                               Office of Real Estate &
Construction
FirstName LastName